December 18, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Technology

Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief

  Joyce Sweeney, Staff Accountant

Re:	Avalara, Inc.

Form 10-K for the Year Ended December 31, 2019

Filed February 28, 2020

File No. 001-38525

Ladies and Gentlemen:

We are responding to the comment contained in the letter from the Staff of the Securities and Exchange Commission addressed to Ross Tennenbaum, Chief Financial Officer of Avalara, Inc., dated November 30, 2020 related to the above referenced filing. For the Staff’s convenience, the comment is restated in bold italics prior to our response to that comment.

Form 10-K for the Year Ended December 31, 2019

Consolidated Statements of Cash Flows, page 76

1.

You state that funds held from customers represent cash and cash equivalents that, based on your intent, are restricted solely for satisfying the obligations to remit funds relating to your tax remittance services. Please explain how you classify client funds in your consolidated statements of cash flows and specifically address how you considered the guidance in ASC 230-10-45-4, 45-24 and 50-8.

In response to the Staff’s comment, we have reviewed the guidance referenced above and have reconsidered our initial assessment. After further evaluation, we have concluded that funds held from customers represent restricted cash equivalents and should be presented as such in our Consolidated Statements of Cash Flows following the above referenced guidance. We plan to correct this presentation in our annual financial statements that will be included in the 2020 Form 10-K for the years ended December 31, 2020, 2019, and 2018. We also intend to restate prior periods ending March 31, 2020, June 30, 2020, and September 30, 2020 when included on Form 10-Q filings for each of the reporting periods ending in our 2021 fiscal year.

Funds held from customers represent cash and restricted cash equivalents that, based only upon our intent, are restricted for satisfying the obligations to remit funds related to our tax remittance services. Historically, we presented the change in funds held from customers as a separate caption within Investing Activities in our Consolidated Statements of Cash Flows.

Under the more recent guidance, as codified in ASC 230-10-45-4, amounts that are generally described as restricted should be included in the cash and cash equivalents change that is explained by the statement of cash flows. While not legally or otherwise contractually restricted, we have concluded that funds held from customers are better considered as generally restricted under the accounting guidance and should be presented as such in our statement of cash flows. As required by ASC 230-10-45-24 and 50-8, the statement of cash flows should also include a reconciliation of the ending cash, cash equivalents, restricted cash, and restricted cash equivalents to the balance sheet when such amounts are presented separately, as we do, on the balance sheet.

The following table presents a recast of the impacted line items, after applying the accounting guidance referenced above, of our 2019, 2018, and 2017 Consolidated Statements of Cash Flow.

Changes to the Consolidated Statements of Cash Flows
(In thousands)
	For the Year Ended December 31,
	As Reported	Restated	Difference	As Reported	Restated	Difference	As Reported	Restated	Difference
	2019	2019	2019	2018	2018	2018	2017	2017	2017
Cash flows from operating activities:
Adjustments to reconcile net loss to net cash provided by (used in) operating activities: Other	$340	$104	$(236)	$559	$708	$149	$270	$314	$44

Net cash provided by (used in) operating activities	22,386	22,150	(236)	(3,062)	(2,913)	149	(3,541)	(3,497)	44

Cash flows from investing activities:
Net (increase) decrease in customer fund assets	(11,506)	—	11,506	118	—	(118)	(2,301)	—	2,301

Net cash used in investing activities	(52,135)	(40,629)	11,506	(20,367)	(20,485)	(118)	(16,256)	(13,955)	2,301

Net change in cash, cash equivalents, and restricted cash equivalents	324,628	335,898	11,270	128,247	128,278	31	(6,155)	(3,810)	2,345
Cash, cash equivalents, and restricted cash equivalents-Beginning of period	142,322	155,435	13,113	14,075	27,157	13,082	20,230	30,967	10,737

Cash, cash equivalents, and restricted cash equivalents-End of period	$466,950	$491,333	$24,383	$142,322	$155,435	$13,113	$14,075	$27,157	$13,082

We believe the impact of the misstatement to our previously issued financial statements is not material. The misstatement only impacts the Consolidated Statements of Cash Flows and has no impact on the Consolidated Balance Sheet or the Consolidated Statements of Operations. The impact to cash flows from operating activities is clearly trivial and results from correcting to include within operating activities changes in the allowance against amounts owed by customers for remittance funds. The impact to cash flows from investing activities is to a single and separately presented line item, “Net (increase) decrease in customer funds assets”, such that an investor could readily calculate cash flows from investing activities excluding this line item. There is no impact to cash flows from financing activities. The resulting impact to the net change in cash, cash equivalents, and restricted cash equivalents is computational based on the changes above. The earliest period beginning cash balance (for the year ended December 31, 2017) and all subsequent cash, cash equivalents and restricted cash equivalents balances are also updated to reflect the inclusion of funds held from customers.

We acknowledge that determining materiality requires careful analysis and judgement of both quantitative and qualitative factors. With respect to these corrections, we believe the most relevant measure for assessing materiality on a quantitative basis is the impact of the misstatements on total cash from (or used in) operating activities and, to a lesser extent, total cash used in investing activities. Both the dollar and percentage impact to operating activities is clearly not material for the years ended December 31, 2019, 2018, and 2017. For total investing activities, both the dollar amount and percentage impacts are quantitatively significant for the years ending December 31, 2019 and 2017, but clearly not significant for the year ended December 31, 2018.

We have considered additional qualitative factors in assessing materiality and whether the misstatement would mislead investors as to our cash from operations or cash from investing activities. The primary and most relevant factors considered are listed below (in italics) and then evaluated.

•

Does the uncorrected error mask a change in earnings or other trends? No, the error has no impact to earnings, or other income statement trends, such as revenue, which we believe are the most significant quantitative indicators of materiality for us. The error had a small impact to cash from operating activities but does not change any historical trends. We believe investors are focused, primarily, on operating cash flows and, in particular, free cash flow as we present it in our public filings, neither of which are materially impacted by the misstatements.

We do not have any discernable trends in our cash from investing activities as these cash flows are driven primarily by unique transactions, such as business combinations, asset purchases, and capital expenditures. Cash flows related to changes in customer funds, historically reported in investing activities, also vary depending primarily on timing of cash received from customers to fund their tax obligations. These changes have been reported separately within investing activities, such that other trends (increasing capital expenditures, for example) would be clearly discernable.

•

Does the error hide a failure to meet analyst consensus expectations? No. We do not provide forecasts of cash flows and do not speak specifically to total investing cash flows or specifically to customer funds trends or expectations in our communications with analysts or investors.

•

Does the misstatement concern a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability? No. Remittance of customer funds is provided as part of our product offering to customers and does not significantly impact revenue or profitability. We will invest customer funds in interest-bearing accounts and earn a very nominal amount of interest income in the short period between cash receipt from the customer and remittance to the tax jurisdiction. This income (and related cash inflow) is included in operating activities.

•

Does the error have the effect of increasing management’s compensation? No. One of the performance metrics in our 2019 bonus plans was operating cash flow against a target. Depending on the plan, operating cash flow was weighted between 25% and 33% relative to all the performance metrics. The operating cash flow amount used for the 2019 bonus calculation was the same as the corrected cash flow amount and the error in investing cash flow and beginning and ending cash, cash equivalents, and restricted cash equivalents had no impact on management compensation.

•

Are there any other qualitative factors to consider? We considered our regular and recent interactions with investors. While investors have occasionally asked about our remittance services, the questions have not been related to our cash flow presentation of such funds or services. We do not believe the corrected disclosure will materially impact an investor’s understanding of our cash flows compared to our previous disclosure. Further, we have presented “Cash and cash equivalents” and “Funds held from customers” separately in our financial statements and provided further explanation and detail in our footnotes to the financial statements for financial statement users to understand the nature of these accounts and how changes in these accounts are reflected in our financial statements.

Since we believe the misstatements are not material to our previously issued financial statements, we intend to apply the cash flow guidance in our next periodic filing with the SEC, which will be the 2020 Form 10-K. In addition to applying the guidance to the 2020 Consolidated Statement of Cash Flows, we will also restate all prior periods presented (the years ended December 31, 2019 and 2018) for comparable presentation. We also plan to restate prior periods ending March 31, 2020, June 30, 2020, and September 30, 2020 when included on Form 10-Q filings for each of the reporting periods ending in our 2021 fiscal year. We will also include in the Consolidated Statements of Cash Flows a table reconciling cash, cash equivalents, and restricted cash equivalents to the Consolidated Balance Sheet.

We evaluated the revised cash flow guidance (codified through ASU 2016-18) as part of our 2018 and 2019 application of new accounting standards processes and, while somewhat judgmental, we have now concluded that we incorrectly determined the guidance was not applicable. We identified and disclosed a material weakness in our internal control over financial reporting as of December 31, 2019 related, in part, to our lack of adequate controls to design, implement, and operate process-level controls to sufficiently mitigate risks of material misstatements related to changes in applicable accounting standards. The material weakness encompassed two specific deficiencies related to the adoption of new accounting standards that also failed in this instance. In considering the root cause of this misstatement, we believe it is directly related to the previously reported material weakness.

We continue to make significant progress with respect to improving our internal control over financial reporting, including the evaluation of new accounting standards during 2020. We have hired additional personnel to improve our financial reporting processes and established formal monitoring mechanisms to better track, evaluate, and conclude on the applicability of new accounting standards. The evaluation and implementation of new accounting standards now involves several accounting personnel with financial accounting expertise. In the first quarter of 2020, we adopted ASU 2016-13 and ASU 2018-15 with these enhanced processes and related controls. In addition, and until such time we remediate the material weakness, we have performed additional review and analysis of our consolidated financial statements to ensure the fair presentation, in all material respects, of our financial statements.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact us.

Very truly yours,

/s/ Ross Tennenbaum
Ross Tennenbaum
Chief Financial Officer, Avalara, Inc.

cc:	Scott M. McFarlane

Alesia Pinney

    Avalara, Inc.

Andrew B. Moore

Allison C. Handy

    Perkins Coie LLP